# SEC Schedule 13D/A (Amendment No. 19) — Beneficial ownership report by holders of more than 5% of a class

Issuer: MILLICOM INTERNATIONAL CELLULAR S.A., CIK 0000912958
CUSIP: L6388F110
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 2, RUE DU FORT BOURBON, Luxembourg, Luxembourg (N4), L-1249
Date of event which requires filing of this statement: 03/13/2025
Filed by CIK 0001952901
Persons authorized to receive notices and communications: Denis Klimentchenko, Skadden, Arps, Slate, Meagher & Flom, (UK) LLP, 22 Bishopsgate, London, United Kingdom (X0), EC2N 4BQ, 44(0)20 7519 7289

## Reporting persons
- Atlas Investissement SAS (CIK 0001952901): type of reporting person: corporation (CO); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 70,470,018; sole dispositive power 0; shared dispositive power 70,470,018; aggregate amount beneficially owned 70,470,018 (41.88% of the class)
  Comment: (1) Reflects (i) 69,276,200 common shares, par value $1.50 per share ("Common Shares") of Millicom International Cellular S.A., a Luxembourg company (the "Issuer") beneficially owned by Atlas SAS ("Atlas"); and (ii) 1,193,818 Swedish Depositary Receipts beneficially owned by Atlas, which may be exchanged for Common Shares on a one-for-one basis ("SDRs," together with Common Shares, "Shares"). Atlas Investissement SAS ("Atlas Investissement"), as the controlling shareholder of Atlas, may be deemed to have shared beneficial ownership over the Shares beneficially owned by Atlas. Iliad Holding SAS ("Iliad Holding"), as the controlling shareholder of Atlas Investissement, may be deemed to have shared beneficial ownership over the Shares beneficially owned by Atlas and Atlas Investissement. Xavier Niel, the President of Iliad Holding, Jules Niel, John Niel, Elisa Niel and Joseph Niel (together, the "Niel Family") may be deemed to have shared beneficial ownership over the Shares beneficially owned by Atlas, Atlas Investissement and Iliad Holding.
  (2) The percentage reflected in row 13 in the table above is calculated on the basis of 168,248,741 Shares outstanding as of March 14, 2025 (172,096,305 Shares outstanding, less 3,847,564 Shares held in treasury), as set forth in the last relevant update available on the date hereof on the Issuer's website.
- Atlas SAS: type of reporting person: corporation (CO); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); source of funds: bank loan (BK), other (OO); sole voting power 0; shared voting power 70,470,018; sole dispositive power 0; shared dispositive power 70,470,018; aggregate amount beneficially owned 70,470,018 (41.88% of the class)
  Comment: (1) Reflects (i) 69,276,200 Common Shares beneficially owned by Atlas; and (ii) 1,193,818 SDRs beneficially owned by Atlas. Atlas Investissement, as the controlling shareholder of Atlas, may be deemed to have shared beneficial ownership over the Shares beneficially owned by Atlas. Iliad Holding, as the controlling shareholder of Atlas Investissement, may be deemed to have shared beneficial ownership over the Shares beneficially owned by Atlas and Atlas Investissement. The Niel Family may be deemed to have shared beneficial ownership over the Shares beneficially owned by Atlas, Atlas Investissement and Iliad Holding.
  (2) The percentage reflected in row 13 in the table above is calculated on the basis of 168,248,741 Shares outstanding as of March 14, 2025 (172,096,305 Shares outstanding, less 3,847,564 Shares held in treasury), as set forth in the last relevant update available on the date hereof on the Issuer's website.
- Iliad Holding SAS: type of reporting person: corporation (CO); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 70,470,018; sole dispositive power 0; shared dispositive power 70,470,018; aggregate amount beneficially owned 70,470,018 (41.88% of the class)
  Comment: (1) Reflects (i) 69,276,200 Common Shares beneficially owned by Atlas; and (ii) 1,193,818 SDRs beneficially owned by Atlas. Atlas Investissement, as the controlling shareholder of Atlas, may be deemed to have shared beneficial ownership over the Shares beneficially owned by Atlas. Iliad Holding, as the controlling shareholder of Atlas Investissement, may be deemed to have shared beneficial ownership over the Shares beneficially owned by Atlas and Atlas Investissement. The Niel Family may be deemed to have shared beneficial ownership over the Shares beneficially owned by Atlas, Atlas Investissement and Iliad Holding.
  (2) The percentage reflected in row 13 in the table above is calculated on the basis of 168,248,741 Shares outstanding as of March 14, 2025 (172,096,305 Shares outstanding, less 3,847,564 Shares held in treasury), as set forth in the last relevant update available on the date hereof on the Issuer's website.
- Xavier Niel: type of reporting person: individual (IN); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 70,470,018; sole dispositive power 0; shared dispositive power 70,470,018; aggregate amount beneficially owned 70,470,018 (41.88% of the class)
  Comment: (1) Reflects (i) 69,276,200 Common Shares beneficially owned by Atlas; and (ii) 1,193,818 SDRs beneficially owned by Atlas. Atlas Investissement, as the controlling shareholder of Atlas, may be deemed to have shared beneficial ownership over the Shares beneficially owned by Atlas. Iliad Holding, as the controlling shareholder of Atlas Investissement, may be deemed to have shared beneficial ownership over the Shares beneficially owned by Atlas and Atlas Investissement. The Niel Family may be deemed to have shared beneficial ownership over the Shares beneficially owned by Atlas, Atlas Investissement and Iliad Holding.
  (2) The percentage reflected in row 13 in the table above is calculated on the basis of 168,248,741 Shares outstanding as of March 14, 2025 (172,096,305 Shares outstanding, less 3,847,564 Shares held in treasury), as set forth in the last relevant update available on the date hereof on the Issuer's website.
- Jules Niel: type of reporting person: individual (IN); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 70,470,018; sole dispositive power 0; shared dispositive power 70,470,018; aggregate amount beneficially owned 70,470,018 (41.88% of the class)
  Comment: (1) Reflects (i) 69,276,200 Common Shares beneficially owned by Atlas; and (ii) 1,193,818 SDRs beneficially owned by Atlas. Atlas Investissement, as the controlling shareholder of Atlas, may be deemed to have shared beneficial ownership over the Shares beneficially owned by Atlas. Iliad Holding, as the controlling shareholder of Atlas Investissement, may be deemed to have shared beneficial ownership over the Shares beneficially owned by Atlas and Atlas Investissement. The Niel Family may be deemed to have shared beneficial ownership over the Shares beneficially owned by Atlas, Atlas Investissement and Iliad Holding.
  (2) The percentage reflected in row 13 in the table above is calculated on the basis of 168,248,741 Shares outstanding as of March 14, 2025 (172,096,305 Shares outstanding, less 3,847,564 Shares held in treasury), as set forth in the last relevant update available on the date hereof on the Issuer's website.
- John Niel: type of reporting person: individual (IN); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 70,470,018; sole dispositive power 0; shared dispositive power 70,470,018; aggregate amount beneficially owned 70,470,018 (41.88% of the class)
  Comment: (1) Reflects (i) 69,276,200 Common Shares beneficially owned by Atlas; and (ii) 1,193,818 SDRs beneficially owned by Atlas. Atlas Investissement, as the controlling shareholder of Atlas, may be deemed to have shared beneficial ownership over the Shares beneficially owned by Atlas. Iliad Holding, as the controlling shareholder of Atlas Investissement, may be deemed to have shared beneficial ownership over the Shares beneficially owned by Atlas and Atlas Investissement. The Niel Family may be deemed to have shared beneficial ownership over the Shares beneficially owned by Atlas, Atlas Investissement and Iliad Holding.
  (2) The percentage reflected in row 13 in the table above is calculated on the basis of 168,248,741 Shares outstanding as of March 14, 2025 (172,096,305 Shares outstanding, less 3,847,564 Shares held in treasury), as set forth in the last relevant update available on the date hereof on the Issuer's website.
- Elisa Niel: type of reporting person: individual (IN); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 70,470,018; sole dispositive power 0; shared dispositive power 70,470,018; aggregate amount beneficially owned 70,470,018 (41.88% of the class)
  Comment: (1) Reflects (i) 69,276,200 Common Shares beneficially owned by Atlas; and (ii) 1,193,818 SDRs beneficially owned by Atlas. Atlas Investissement, as the controlling shareholder of Atlas, may be deemed to have shared beneficial ownership over the Shares beneficially owned by Atlas. Iliad Holding, as the controlling shareholder of Atlas Investissement, may be deemed to have shared beneficial ownership over the Shares beneficially owned by Atlas and Atlas Investissement. The Niel Family may be deemed to have shared beneficial ownership over the Shares beneficially owned by Atlas, Atlas Investissement and Iliad Holding.
  (2) The percentage reflected in row 13 in the table above is calculated on the basis of 168,248,741 Shares outstanding as of March 14, 2025 (172,096,305 Shares outstanding, less 3,847,564 Shares held in treasury), as set forth in the last relevant update available on the date hereof on the Issuer's website.
- Joseph Niel: type of reporting person: individual (IN); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 70,470,018; sole dispositive power 0; shared dispositive power 70,470,018; aggregate amount beneficially owned 70,470,018 (41.88% of the class)
  Comment: (1) Reflects (i) 69,276,200 Common Shares beneficially owned by Atlas; and (ii) 1,193,818 SDRs beneficially owned by Atlas. Atlas Investissement, as the controlling shareholder of Atlas, may be deemed to have shared beneficial ownership over the Shares beneficially owned by Atlas. Iliad Holding, as the controlling shareholder of Atlas Investissement, may be deemed to have shared beneficial ownership over the Shares beneficially owned by Atlas and Atlas Investissement. The Niel Family may be deemed to have shared beneficial ownership over the Shares beneficially owned by Atlas, Atlas Investissement and Iliad Holding.
  (2) The percentage reflected in row 13 in the table above is calculated on the basis of 168,248,741 Shares outstanding as of March 14, 2025 (172,096,305 Shares outstanding, less 3,847,564 Shares held in treasury), as set forth in the last relevant update available on the date hereof on the Issuer's website.

## Item 1. Security and Issuer
Title of class of securities: Common Shares
Name of issuer: MILLICOM INTERNATIONAL CELLULAR S.A.
Address of issuer's principal executive offices: 2, RUE DU FORT BOURBON, Luxembourg, Luxembourg (N4), L-1249
Comment: This Amendment No. 19 ("Amendment No. 19") to Schedule 13D relates to the Common Shares, par value $1.50 per share (the "Common Shares"), of Millicom International Cellular S.A., a Luxembourg company ("Issuer"), and amends and supplements the initial statement on Schedule 13D filed on February 24, 2023, as amended by Amendment No. 1 to the Schedule 13D filed on March 28, 2023, Amendment No. 2 to the Schedule 13D filed on April 26, 2023, Amendment No. 3 to the Schedule 13D filed on May 12, 2023, Amendment No. 4 to the Schedule 13D filed on May 25, 2023, Amendment No. 5 to the Schedule 13D filed on June 2, 2023, Amendment No. 6 to the Schedule 13D filed on July 24, 2023, Amendment No. 7 to the Schedule 13D filed on August 24, 2023, Amendment No. 8 to the Schedule 13D filed on October 2, 2023, Amendment No. 9 to the Schedule 13D filed on November 8, 2023, Amendment No. 10 to the Schedule 13D filed on January 17, 2024, Amendment No. 11 to the Schedule 13D filed on May 23, 2024, Amendment No. 12 to the Schedule 13D filed on July 3, 2024, Amendment No 13. to the Schedule 13D filed on July 22, 2024, Amendment No. 14 to the Schedule 13D filed on August 2, 2024, Amendment No. 15 to the Schedule 13D filed on August 26, 2024, Amendment No. 16 to the Schedule 13D filed on September 9, 2024, Amendment No. 17 to the Schedule 13D filed on October 11, 2024, and Amendment No. 18 to the Schedule 13D filed on March 12, 2025 (as so amended, the "Schedule 13D"). Capitalized terms used but not defined in this Amendment No. 19 shall have the same meanings ascribed to them in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented by the following:

On March 13, 2025, Atlas acquired an additional 285,067 SDRs for an aggregate purchase price of SEK 85,449,403.38 (excluding commissions). On March 14, 2025, Atlas acquired an additional 173,954 SDRs for an aggregate purchase price of SEK 52,155,166.61 (excluding commissions). On March 17, 2025, Atlas acquired an additional 344,797 SDRs for an aggregate purchase price of SEK 103,360,624.20 (excluding commissions). These acquisitions will be financed through a drawdown from the Long-Term Financing pursuant to the Senior Facilities Agreement, as further amended and restated pursuant to an amendment and restatement agreement, dated as of February 28, 2025, which provides for additional term facilities under the Senior Facilities Agreement (the "Amended and Restated Senior Facilities Agreement").

The information disclosed in this Item 3 does not purport to be complete and is qualified in its entirety by reference to the Amended and Restated Senior Facilities Agreement, a copy of which is filed as Exhibit 21 hereto and is incorporated herein by reference in its entirety, and to the Long Term Financing, Senior Facilities Agreement and Senior Facilities Agreement Amendment Letter.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On March 13, 2025, Atlas entered into a non-exclusive blind mandate purchase plan in the form of a Purchase Mandate (the "Purchase Mandate"), which terminated in accordance with its terms on March 17, 2025. Pursuant to the Purchase Mandate Atlas was permitted to purchase up to a maximum of 7,333,800 SDRs, subject to certain other pre-agreed pricing and volume limits. The amount and timing of purchases, if any, was permitted to vary and was to be determined based on market conditions, share price and other factors. The program did not require Atlas to purchase any specific number of SDRs or execute any purchases at all through the Purchase Mandate, and Atlas was permitted to modify, suspend or terminate the Purchase Mandate at any time at short notice in accordance with the terms of the Purchase Mandate.

The foregoing description of the Purchase Mandate is qualified in its entirety by reference to the Purchase Mandate, which is filed as Exhibit 19 to the Schedule 13D and incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Transactions in the class effected during the past sixty days: Except as described in this Schedule 13D and Exhibit 20 attached hereto, the Reporting Persons have not effected any transactions in Shares during the past sixty days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 4 of this Amendment No. 19 is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended by adding the following exhibit:

19. Purchase Mandate dated March 13, 2025.

20. Trading History During Past Sixty Days.

21. Amended and Restated Senior Facilities Agreement, dated February 28, 2025.

## Signatures
- Atlas Investissement SAS: /s/ Xavier Niel, Xavier Niel, President of Iliad Holding SAS itself, President of Atlas Investissement (03/17/2025)
- Atlas SAS: /s/ Anthony Maarek, Anthony Maarek, Manager (03/17/2025)
- Iliad Holding SAS: /s/ Xavier Niel, Xavier Niel, President (03/17/2025)
- Xavier Niel: /s/ Xavier Niel, Xavier Niel (03/17/2025)
- Jules Niel: /s/ Jules Niel, Jules Niel (03/17/2025)
- John Niel: /s/ John Niel, John Niel (03/17/2025)
- Elisa Niel: /s/ Xavier Niel, Xavier Niel, Attorney-in-Fact, for and on behalf as Parent/Guardian of Elisa Niel (03/17/2025)
- Joseph Niel: /s/ Xavier Niel, Xavier Niel, Attorney-in-Fact, for and on behalf of as Parent/Guardian of Joseph Niel (03/17/2025)